SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 30, 2015 the Company reported the summary of the resolutions adopted by the Adjouned Shareholders' Meeting held on November 26, 2015:

5. ITEM FIVE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2015 FOR $520,161 THOUSAND. CONSIDERATION OF PAYMENT OF A CASH DIVIDEND FOR UP TO $72,000 THOUSAND.

It was approved by a majority of votes not to pay the dividend stated in the posted agenda as a result of the effects derived from the judgment handed down by the Tel Aviv Court and reported in due course on the return on the investment made by the Company in IDB Development Corporation Ltd., which was reflected on the results of the Company for the first quarter,  highlighting that as aforementioned ruling is subject to revision, the board might call a shareholders’ meeting again in the future.
14. ITEM FOURTEEN: CONSIDERATION OF SPECIAL MERGER FINANCIAL STATEMENTS OF UNICITY SA; SPECIAL MERGER FINANCIAL STATEMENTS OF SOLARES DE SANTA MARÍA SA; SPECIAL SPIN-OFF FINANCIAL STATEMENTS OF E-COMMERCE LATINA SA; SPECIAL SPIN-OFF-MERGER FINANCIAL STATEMENTS OF E-COMMERCE LATINA SA; SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA) AND CONSOLIDATED FINANCIAL STATEMENTS OF IRSA FOR MERGER WITH SOLARES DE SANTA MARÍA SA AND UNICITY SA AND SPIN-OFF-MERGER WITH E-COMMERCE LATINA SA PREPARED AS OF JUNE 30, 2015, AS WELL AS SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS. CONSIDERATION OF PRELIMINARY MERGER AGREEMENT WITH SOLARES DE SANTA MARÍA SA AND UNICITY SA AND PRELIMINARY SPIN-OFF-MERGER AGREEMENT WITH E-COMMERCE LATINA SA AND FURTHER DOCUMENTS. AUTHORIZATIONS AND DELEGATIONS OF POWERS. APPOINTMENT OF REPRESENTATIVE TO EXECUTE FINAL AGREEMENTS AND CARRY OUT ADDITIONAL PROCEEDINGS.

The following resolutions were approved by a majority of votes: (i) the abovementioned corporate reorganization process, (ii) the accounting and legal documents submitted to consideration and the information contained in the answer to the request given by the Argentine Securities Commission (Comisión Nacional de Valores), and (iii) the delegation to the board of directors of the powers to accept non-material changes and/or amendments to the approved documents.

  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: November 30, 2015